Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation
Commission File No.:1-7627

The following communication was distributed to Frontier employees on Friday, June 24, 2011.

HollyFrontier

Weekly Communiqué #15—Merger Update
June 24, 2011

We are only one week away from our anticipated close date and Day One Celebration.  I know that many of you are tired, but I remain confident that excitement, adrenaline and opportunity will carry us to the close.  Thanks to each of you for your patience, diligence, energy, focus and performance these past few months.

This week, in our second to last weekly Communiqué, we have much to share.  We have Video Four, we are Spotlighting Holly Asphalt Company, we have the newly branded Mission & Values document and a few FAQ’s.

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VIDEO FOUR—
Today’s release (“Video Four”) affords us the opportunity to address six questions:

(1) “After close, how can employees contribute to the Vision, Next Steps or Early Wins of HollyFrontier?”
(2) “After close, what will be the role of current Holly Corporation CEO, Matt Clifton?”
(3) “For those who have not met you, how would you describe your leadership style?”
(4) “Dave, how would you describe Mike?”
(5) “Mike, how would you describe Dave’s role in what will be HollyFrontier?”
(6) “As you look to the future, what excites you?”

Holly Corporation & Frontier Oil Corporation, Weekly Communiqué—Merger Update #15, Video Four

Produced as one in a series of internal communications to their respective organizations, Frontier CEO Mike Jennings and Holly President Dave Lamp address six questions:

(1)  “After close, how can employees contribute to the Vision, Next Steps or Early Wins of HollyFrontier?”
(2)  “After close, what will be the role of current Holly Corporation CEO, Matt Clifton?”
(3)  “For those who have not yet met you, how would you describe your leadership style?”
(4)  “Dave, how would you describe Mike?”
(5)  “Mike, how would you describe Dave’s role in what will be HollyFrontier?”
(6)  “As you look to the future, what excites you?”

(Video Runtime: 00:07:13.  To ensure an optimal viewing experience, please allow time for the video to fully load before playing.)

We are sending (under separate cover) a site-specific intranet URL link so the video may be viewed at work.

In the likelihood you wish to share this video with family or friends, it can also be found in the public domain here: http://vimeo.com/25499727

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Holly Asphalt, Leadership

David Blair—President Holly Energy Partners

David began with Holly in 1981 and has over 30 years of experience in refined product supply & marketing, asphalt terminal operations and petroleum pipeline and terminal operations. David is currently President of Holly Energy Partners and it is anticipated that he will return to lead the "bottom of the barrel" efforts for HollyFrontier July 1, 2011.

Mike McWenie—Manager Asphalt Marketing Arizona

Mike has 35 years of experience in the asphalt supply and construction industries, but is relatively new to Holly, joining the team earlier this year. Prior to coming to Holly, Mike was the Corporate Vice President of Sunland Asphalt, a Phoenix based asphalt supply and construction company.

Fred Dunbar—Manager Residual Fuels

Fred has 23 years of experience in the refining and chemical industry. He joined Holly in 2003 with the acquisition of the Woods Cross Refinery. Prior to the acquisition, Fred worked with Phillips Petroleum and has held various operational and commercial positions. Fred received his Bachelor of Science degrees in Chemical Engineering and Chemistry from Florida State University.

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Holly Asphalt, Leadership continued

Charlie Rodriquez—Senior Manager Asphalt Operations
Charlie has 30 years of operational experience in the production of asphalt emulsions, polymer modified and various asphalt grades and maintenance. He joined Southwest Emulsions in 1981 which transitioned to Elf Asphalt, Koch Materials and then in 2000 to the Koch/NK Asphalt joint venture. He currently oversees all facets of planning and management for operations including EH&S, capital, operating and maintenance projects.

Bob McGennis—Manager Technical
Bob is the Technical Manager for Holly Asphalt Company, a position he has held since 1998 when he began working for Navajo Western Asphalt Company in Glendale, AZ. As Technical Manager, he guides HAC's quality control, product development, and product troubleshooting initiatives. He has worked practically his entire 30-year professional career in the asphalt pavement construction and technology field. He received Bachelors and Masters of Science degrees in Civil Engineering from the University of Texas at Austin and is a registered professional engineer in Arizona, New Mexico and Texas.

Randy Clark—Manager Asphalt Marketing New Mexico
Randy started in the asphalt business after graduating from Indiana University. He began with Bituminous Materials Co. in Terre Haute, Indiana. In 1983, the company was purchased by Elf Asphalt US and, in 1994, it was purchased by Koch Materials which transitioned to the joint venture NK Asphalt Partners. Randy has been the marketing manager for New Mexico since 1995.

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Holly Asphalt, Leadership continued

Chris Clark—Manager Asphalt Marketing Tulsa

Chris received his Bachelor of Science degree in Business from Emporia State University. He has over 40 years of involvement and experience in the asphalt industry. Chris worked for Mobil in all aspects of refinery operations including managing the asphalt department and then worked as senior asphalt marketing manger for Mobil Midwest and lastly at Sinclair as asphalt sales manager.

Tom Johnson—Manager Asphalt Marketing Rockies/El Dorado

Tom received a Bachelor of Science degree in Business and Accounting from the University of Colorado. He has worked with Frontier for the last 12 years and most recently marketing asphalt for the Cheyenne and El Dorado refineries.

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Holly Asphalt Spotlight 1

The asphalt group started with the sale from Continental to Navajo Refining Company in 1969. Asphalt was first marketed from the Artesia location and later, with the purchase of the Lovington refinery in 1989, from Lovington, New Mexico.

As Navajo expanded its refining capacity and asphalt production grew, there were opportunities to venture into other markets. In 1991, we formed Navajo Western Asphalt which sold asphalt products to various customers and entities for highway construction and road maintenance in Arizona. A terminal facility was ultimately built in 1995 in Peoria, Arizona (aka *Glendale*) to handle the asphalt rail shipments from the Artesia and Lovington facilities. The Arizona facility provides 400,000 barrels of asphalt storage and is the largest asphalt terminal in the state. At its peak throughput in the mid 2000's, the Glendale terminal moved more asphalt than any other terminal facility (not on water) in the United States.

Glendale

Lubbock

Albuquerque

Artesia

In order to build on the success of Navajo Western Asphalt and Koch Material's Arizona and New Mexico business, a joint venture was formed in 2000 which became NK Asphalt Partners dba Koch Asphalt Solutions Southwest. This added 235,000 barrels of storage capacity with the terminals in Albuquerque and Artesia, New Mexico and Phoenix, Arizona.

The joint venture with Koch Materials ended in 2005 as Navajo purchased Koch's 50% partnership interest. A new name was formulated, NK Asphalt Partners dba Holly Asphalt Company.

Since 2005, Holly Asphalt Company has been the largest supplier of performance grade asphalts and asphalt emulsion products in Arizona and New Mexico. In 2008, we reopened our Phoenix terminal to produce emulsified asphalt products and asphalt rubber. The Phoenix plant is the first terminal blend wet process asphalt rubber facility in the United States.

Holly Asphalt Company is responsible for moving all heavy products out of the refining complexes in Artesia, Lovington, Woods Cross and Tulsa. We look forward to adding Cheyenne and El Dorado heavy products to our marketing opportunities.

1 Special thanks to David Blair and the Holly Asphalt team for a great Spotlight!

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 Rebranded Mission & Values Document

HOLLYFRONTIER
CORPORATION

OUR MISSION

OUR MISSION ***is to be the premier U.S. petroleum refining, pipeline and terminal company as measured by superior financial performance and sustainable, profitable growth.***

WE SEEK TO ACCOMPLISH THIS BY:

- Operating in a safe, reliable and environmentally responsible manner,
- Efficiently operating our existing assets,
- Offering our customers superior products and services, and
- Growing both organically and through strategic acquisitions.

We strive to outperform our competition through the quality and development of our employees and assets. We endeavor to maintain an inclusive and stimulating work environment that enables each employee to fully contribute to and participate in our Company's success.

OUR VALUES

HEALTH & SAFETY **WE PUT HEALTH AND SAFETY FIRST.**

We conduct our business with primary emphasis on the health and safety of our employees, contractors and neighboring communities. We continuously strive to raise the bar, guided by our health and safety performance standards.

ENVIRONMENTAL STEWARDSHIP **WE CARE ABOUT THE ENVIRONMENT.**

We are committed to minimizing environmental impacts by reducing wastes, emissions and other releases. We understand that it is a privilege to conduct our business in the communities where we operate.

CORPORATE CITIZENSHIP **WE OBEY THE LAW.**

We are committed to promoting sustainable social and economic benefits wherever we operate.

HONESTY & RESPECT **WE TELL THE TRUTH & RESPECT OTHERS.**

We uphold high standards of business ethics and integrity, enforce strict principles of corporate governance and support transparency in all our operations. One of our greatest assets is our reputation for behaving ethically in the interests of employees, shareholders, customers, business partners and the communities in which we operate and serve.

CONTINUOUS IMPROVEMENT **WE CONTINUALLY IMPROVE.**

Innovation and high-performance are our way of life. Our culture creates a fulfilling environment which enables employees to reach their potential. We believe in creating our own destiny and that a constructive attitude toward change is essential.

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Employee FAQs

Employee FAQ	Integration Team Response
What changes can we expect, if any, on a daily operational level beside benefits and things of this nature, or will most change occur at the corporate level?
For Holly operations folks, there will be minimal change—with the exception, yes, of things like benefits.  For Frontier operations, some may see slightly more change, particularly with regard to SAP.  HR policies, while similar between the two organizations, are constantly evolving to meet the needs of our growing workforce.
Channel HFC, forthcoming and replacing Communiqués, will include “going forward” changes and announcements.  Keep your eyes open for more about this in coming weeks…
For each of us, there will be increased opportunities for growth, increased opportunities to learn best practices from additional locations, and more stability from an even stronger company.

As part of the integration process, will there be any new, cool apparel (e.g., “swag”) with the HollyFrontier logo on it? Will we receive any of this apparel?	We are ordering new ballcaps and mouse pads for everyone at HollyFrontier. We will also make hard hat stickers available for those who request them.
Will there be a blackout period for sales/purchases of HollyFrontier stock after the merger closes?	After closing, we will follow Holly’s current blackout policy which appears at the end of the communiqué. Directors and officers have a different policy that requires pre-clearance for trades.
What can we expect as part of the “Day One Celebration?” I heard my boss might serve cake….	Each location will be throwing a “Day One” celebration in their own style. We have caps on order with our new logo and hope to have mouse pads with our mission and values as well. Enjoy!

Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, please continue submitting them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary. Please share what’s on your mind. We would like to hear from you.

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That’s all for this week! We’re looking forward to next week with a Spotlight on Lubes and a successful closing day.  Again, thank you each for your continued support.

Have a great weekend,

Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Insider Trading Policy

July 1, 2011

Following the closing of the merger of Holly Corporation and Frontier Oil Corporation, employees of HollyFrontier Corporation (“HFC”) and/or Holly Logistic Services, LLC. ("HLS") should be aware of the following requirements and restrictions relating to transactions in HollyFrontier stock and Holly Energy Partners, L.P. ("HEP") units.

INSIDER TRADING POLICY - APPLICABLE TO ALL EMPLOYEES

Under Rule 10b-5 promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), you cannot purchase or sell HollyFrontier stock or HEP units if you are aware of material information about HollyFrontier, HEP, or any of their affiliates that has not been publicly disclosed. As you are aware, HollyFrontier and/or HEP at times have material matters in progress for which public disclosure would be premature, and if you are aware of any such matters, you will be precluded from purchasing or selling HollyFrontier stock or HEP units until the matter is publicly disclosed. In addition, it is the policy of HollyFrontier and HEP to avoid not only the impropriety itself, but also the appearance of impropriety. In general, it does not matter that you may have decided to engage in a transaction before learning of the undisclosed material information, that you may have reasons to trade that are completely unrelated to the undisclosed information, or that delaying your proposed transaction might result in economic loss.

A fact is "material" if there is a substantial likelihood that a reasonable person would consider it important in making an investment decision. Generally, a matter will not be considered "publicly disclosed" unless it has appeared in a press release or filing with the SEC and, in the case of newly disclosed information, there has been sufficient time for the information to be assimilated by the public. In general, our policy is that, prior to trading, you should wait one full trading day following the day of the public disclosure of material information. If you have any questions about whether certain matters would be viewed as material, or whether a matter has been publicly disclosed, you should contact the General Counsel. You should know that the question of whether a matter is material is one of fact, and even if you conclude that a matter is not material, a government authority could disagree.

Also, if you possess inside or non-public information that has not been publicly disclosed, you generally may not pass that information along to anyone else - that is, a "tippee." If you do, and the tippee trades in HollyFrontier stock or HEP units, you may incur liability as a result of the tippee's transaction, even though you receive no monetary benefit.

There is a limited exception to the insider trading policy for certain advance authorizations of trades. Please contact the General Counsel if you would like more information. There are detailed rules you must follow qualify for this exception.

This policy also applies to (1) any purchases or sales of HollyFrontier stock or HEP units that you might direct for any employee benefit plan account, and (2) the sale of any HollyFrontier stock or HEP units you may acquire through the exercise of options.

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PENALTIES FOR VIOLATIONS OF RULES

Please note that there are both criminal and civil penalties for violations of these trading rules. If you are found liable for insider trading, you could face penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $5 million and up to 20 years in prison. In addition to these potential criminal and civil liabilities, in certain circumstances Section 16 insiders may be required to pay to HollyFrontier or HEP all profits made by the insider from trading in HollyFrontier's or HEP’s securities, plus other damages. HollyFrontier and/or HEP could also be harmed through penalties if there is a finding that HollyFrontier or HEP has failed to take adequate steps to see that directors and employees do not violate the insider trading laws as well as through a potential loss of confidence in HollyFrontier and its stock and/or HEP and its units on the part of the public and the securities markets.

For these reasons, this Insider Trading Policy requires your strict adherence. Needless to say, violation of this policy will constitute grounds for disciplinary action, including dismissal.

If you have any questions, please contact the Chief Executive Officer or the General Counsel.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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